SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of July, 2006
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  Monthly Assets Under Management
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
For Immediate Release
Contact:       Aaron Uhde                                  Michael Perman
Phone:         +1 404 479 2956                             +44 (0) 207 065 3942




            AMVESCAP Announces June 30, 2006 Assets Under Management

London, July 11, 2006 - AMVESCAP today reported preliminary month-end assets under management of $413.8 billion. (NYSE: AVZ).


                                                   Ending Assets Under Management
                             -------------------------------------------------------------------------
(In billions)                   June 30, 2006(a)            May 31, 2006             Apr 30, 2006
                             -----------------------    ----------------------   ---------------------
Long-Term                            $352.7                    $352.1                   $357.5
Money Market (b)                      $61.1                      $62.5                   $61.5
                             -----------------------    ----------------------   ---------------------
                             -----------------------    ----------------------   ---------------------
Total                                $413.8                    $414.6                   $419.0
                             -----------------------    ----------------------   ---------------------

(a) Preliminary - subject to adjustment.
(b) Money Market assets include both retail and institutional money market assets.

                                                                 # # #
AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM, AIM Trimark, INVESCO, Invesco Perpetual and Atlantic Trust brands, AMVESCAP strives to deliver outstanding products and services through a comprehensive array of enduring investment solutions for our retail, institutional and private wealth management clients around the world. The company is listed on the London, New York and Toronto stock exchanges with the symbol "AVZ." Additional information is available at www.amvescap.com.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  11 July 2006                   By   /s/  Michael S. Perman
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                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary